4.29

                    ACKNOWLEDGEMENT TO PAY GIANFRANCO PUOPOLO

This document is to validate that BioGentech Corp. owes me funds in return for services that have been previously provided on a consulting basis. I provided international legal contract consulting and due diligence services to BioGentech regarding the Innofood / Modofood transaction.

As of this date, the outstanding balance due for my services rendered is $24,000.00. In addition, a fee in the amount of 5% has been added to the balance due based on the long term of this receivable.

This brings the total amount owed to me by BioGentech to $25,200.00


By:      /s/ Gianfranco Puopolo
         -------------------------------------

Name:    Gianfranco Puopolo

Date:    4/13/04
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Acknowledged and accepted by BioGentech Corp.

By:      /s/ Chas Radovich
         --------------------------------------
         Chas Radovich, President

Date:    4/13/04
         ---------------------